Exhibit 99.1

Canopy Growth Corporation announces final results of its offer to purchase Convertible Notes

SMITHS FALLS, ON, Dec. 6, 2018 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) (the "Company") announced today the final results of its tender offer (the "Convertible Notes Tender Offer") pursuant to which each holder (each, a "Holder") of the Company's 4.25% Convertible Senior Notes Due 2023 (the "Notes") issued pursuant to the Indenture, dated as of June 20, 2018, among the Company, GLAS Trust Company LLC, as U.S. trustee, and Computershare Trust Company of Canada, as Canadian trustee (the "Indenture"), had the right (the "Fundamental Change Repurchase Right") to require the Company to repurchase all of such Holder's Notes, or any portion thereof that is a multiple of C$1,000 principal amount, on December 5, 2018. The Fundamental Change Repurchase Right expired at 5:00 p.m., New York City time, on December 4, 2018 and was not extended.

In addition, the period (the "Make-Whole Fundamental Change Period") during which each Holder had the right to convert such Holder's Notes pursuant to the occurrence of a make-whole fundamental change, as provided in the Indenture, expired at 5:00 p.m., New York City time, on December 4, 2018, and the period (the "Conversion Period") during which each Holder had right to convert such Holder's Notes expired at 5:00 p.m., New York City time, on December 5, 2018.

The Company has been advised by GLAS Trust Company LLC, the paying agent and conversion agent for the Notes, that no Notes were validly surrendered for purchase pursuant to the Fundamental Change Repurchase Right. Further, no Notes were validly surrendered for conversion during the Make-Whole Fundamental Change Period or the Conversion Period.

Accordingly, as of December 6, 2018, C$600,000,000 aggregate principal amount of the Notes remain outstanding.

Here's to Future Growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the Convertible Notes Tender Offer. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 09:59e 06-DEC-18